UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No.2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”) for $86.50 per Share, upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 is amended to replace the second paragraph in the section titled “—2008 Financial Plan – LRPs Consistently Underestimate Company Performance” with the following:

Each LRP contains a projection for the Company’s non-GAAP earnings per share in each of the upcoming five years and the Company’s actual non-GAAP financial results have consistently outperformed the financial projections set forth in past LRPs. The Company has historically made projections of non-GAAP earnings with respect to each of the five years in the period ending December 31, 2008 on five occasions, for a total of 25 projections. The Company’s actual non-GAAP earnings per share for those five years exceeded 24 of the 25 projections made by an average of 58%. Actual non-GAAP performance exceeded projected non-GAAP performance by an average of 95%, 79%, 59%, 40% and 11%, when projections were made 5 years, 4 years, 3 years, 2 years and 1 year in advance, respectively, indicating that the LRPs consistently underestimate actual non-GAAP performance, especially in the outer years of the LRP forecast. Please see the slide entitled “Financial Footnotes” in the “Investment Community Meeting Financial Overview” section of the Investor Presentation filed as Exhibit (a)(6) to this Schedule 14D-9 for a reconciliation and discussion of the non-GAAP financial measures.

Item 4 is amended to add the following in the section titled “—The 2008 Financial Plan”:

The 2008 Financial Plan includes forecasts of both GAAP and non-GAAP financial measures. Each of the amounts set forth with respect to Cost of Sales, R&D, MSG&A, Total Costs and Expenses, Operating Income, Taxes, Post-Tax Operating Income, and Free Cash Flow in the 2008 Financial Plan are non-GAAP financial measures. The Company uses these non-GAAP forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP forecasts are useful for stockholders because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. These non-GAAP financial forecasts have limitations because they do not include all items of income and expense that affect the Company. The non-GAAP financial forecasts included in the 2008 Financial Plan are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP. Please see the slide entitled “Financial Footnotes” in the “Investment Community Meeting Financial Overview” section of the Investor Presentation filed as Exhibit (a)(6) to this Schedule 14D-9 for a discussion regarding the forecasts of non-GAAP financial measures in the 2008 Financial Plan.

Item 4 is amended to replace the first and last sentences in the section titled “—Roche’s Disagreements with the 2008 Financial Plan – Effective Tax Rate” with the following sentences, respectively:

The 2008 Financial Plan forecasts that the Company’s effective non-GAAP tax rate will decline over time from current levels of approximately 37% to approximately 30%.

The Company believes there is significant upside to its tax assumptions if, for example, the Company adds an additional fill/finish facility in Singapore which might further reduce its non-GAAP tax rate into the mid-20% range.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

(a)(6) Investor Presentation dated March 2, 2009

(a)(7) Letter to Stockholders dated March 3, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
Name:	Stephen G. Juelsgaard
Title:	Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 2, 2009